
GAMBRO



Office of Internation
Division of Corporat
Securities and Excha
450 Fifth Street, N.W
Washington, D.C. 20
U.S.A.


06010291

Stockholm, January 11, 2006

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8 613 65 84
Fax +46 8 613 65 78

Encl.:

Press release:
January 9, 2006 - Gambro Dasco, S.p.A announces receipt of FDA Warning Letter related to inspection of Italian monitor manufacturing facility

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



GAMBRO®

PRESS RELEASE
January 9, 2006

Gambro Dasco, S.p.A. announces receipt of FDA Warning Letter related to inspection of Italian monitor manufacturing facility

Gambro Dasco, S.p.A., a production unit within Gambro Renal Products, announced today it has received a warning letter from the U.S. Food and Drug Administration (FDA) related to the agency's inspection of its monitor manufacturing facility in Medolla, Italy.

The letter reflects the FDA's continued concerns about the safety of the Prisma System and the adequacy and effectiveness of Gambro Dasco's quality systems. In addition to the letter, the FDA has issued an import alert, which calls for the detention of Gambro's monitor products – Prisma, Prismaflex and Phoenix – shipped into the U.S. The devices remain appropriate for use when directions are followed.

"Gambro takes the FDA's concerns very seriously," said Jon Risfelt, President Gambro Renal Products. "Our first priority is patient health and safety, and we will continue to cooperate with the FDA to fully and promptly address all issues and ensure that critically ill patients continue to receive the life-saving treatments they depend on."

Gambro had already begun to address the FDA's concerns prior to the inspection by the agency of the Medolla facility last September. In August 2005, Gambro issued a Safety Alert and a Field Corrective Action related to Prisma that included an addendum to the operator's manual, warning label for the machine, and additional training and training materials for customers and intensive care nurses working with the device to ensure proper use of this life-saving treatment.

Gambro is the pioneer and world leader in dedicated treatment for intensive care unit patients with acute renal failure. The Prisma system, launched in 1995 in Europe and 1997 in the U.S., was the first integrated kidney hemodialysis system specially designed to perform the complete range of continuous renal replacement therapy (CRRT) for critically ill patients in the intensive care unit. To date, the Prisma System has provided hundreds of thousands of patients with life-saving CRRT treatments worldwide.

Customers in the U.S. with questions should contact Gambro Renal Products, at 1-800-525-2623. Customers outside the U.S. should contact the country manager or the local sales representative.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
U.S. Media – Anne Bonelli, Gambro Inc., tel. +1 303-231-4671 or Kevin Smith, President Gambro Inc., tel. +1 303-231-4750

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com